Exhibit 1.3

APPROVED BY

Extraordinary General Meeting of shareholders of Mechel OAO

Minutes of the Extraordinary General Meeting of shareholders No. 4 dated April 30, 2008

Chairman of extraordinary General Meeting of shareholders

(V.V. Proskurnya)
Secretary of the Meeting

(O.A. Yakunina)

AMENDMENTS TO THE CHARTER OF
Mechel
Open Joint Stock Company
(hereinafter the “Company”)
Moscow, 2008

               1. Paragraph 7.4. of the Company’s Charter shall be restated to read as follows:
“7.4. The maximum number of authorized shares that the Company is entitled to issue in addition to the outstanding shares shall be:
7.4.1. 81,698,341 (eighty one million six hundred ninety eight thousand three hundred forty one) common registered shares with the nominal value of 10 (ten) rubles each in the total nominal amount of 816,983,410 rubles. The form of issuance of the shares is book-entry form;
7.4.2. 138,756,915 (one hundred thirty eight million seven hundred fifty six thousand nine hundred fifteen) preferred registered shares with the nominal value of 10 (ten) rubles each in the total nominal amount of 1,387,569,150 rubles. The form of issuance of the shares is book-entry form.”
               2. Paragraph 10.15 shall be added to Article 10 of the Company’s Charter:
“10.15 Conversion of the Company’s preferred shares into bonds or any other securities, including the Company’s common shares, shall not be allowed.”
               3. Paragraph 11.3.9 of the Company’s Charter shall be restated to read as follows:
“11.3.9. to demand that the Company acquire all or part of the shares held by them in the events stipulated by the legislation of the Russian Federation;”
               4. Paragraph 11.4. of the Company’s Charter shall be restated to read as follows:
“11.4. Holders of shares of different classes (types) shall have the following rights:
11.4.1. In addition to the general rights of holders of all classes (types) of shares, holders of the Company’s common shares are entitled:
11.4.1.1. to participate in the General Meeting of the Company’s shareholders and vote on all issues within the competence thereof, either personally or through their authorized representatives;
11.4.1.2. to elect or be elected to the Company’s management and control bodies in compliance with the procedure established by the legislation of the Russian Federation and this Charter;
11.4.1.3. to exercise other rights stipulated by the legislation of the Russian Federation, the Charter and the resolutions of the General Meeting of shareholders passed in compliance with the competence thereof.
11.4.2. In addition to the general rights of holders of all classes (types) of shares, holders of the Company’s preferred shares are entitled:
11.4.2.1. to participate in the General Meeting of the Company’s shareholders and vote:
a) on issues relating to the reorganization or liquidation of the Company;
b) on issues relating to the introduction of amendments or addenda to the Company’s Charter where such amendments or addenda limit the rights of holders of the Company’s preferred shares, including determination or increase of the amount of dividends and/or liquidation value payable on the preferred shares of the higher priority;
c) on all issues included in the competence of the General Meeting of the Company’s shareholders starting from the General Meeting of shareholders following the annual General Meeting of shareholders which failed to adopt a decision on full payment or adopted a decision on partial payment of dividends on preferred shares irrespective of the reasons thereof. The rights of holders of preferred shares to participate in and vote at the General Meeting of shareholders shall cease as from the date of the first payment of dividends on the said shares in full.
11.4.2.2. to receive annual dividends in the amount and in the manner prescribed by this Charter and the prevailing legislation of the Russian Federation;
11.4.2.3. to receive the liquidation value which per each preferred share is equal to the portion of the Company’s property calculated pro rata to the portion represented by one preferred share in the Company’s charter capital.”
               5. Paragraph 13.6. of the Company’s Charter shall be restated to read as follows:
“13.6. The gross profit and the net profit of the Company shall be determined in compliance with the norms of accounting for financial and business operations of companies accepted on the territory of the Russian Federation and shall be reflected on the balance sheet of the Company. The part of the net profit remaining after payment of taxes and other obligatory payments is subject to distribution among the shareholders.”
               6. Paragraph 13.7. of the Company’s Charter shall be restated to read as follows:
“13.7. A dividend is a part of the net profit of the Company subject to distribution among the shareholders in accordance with this Charter and payable per one common and/or preferred share. For the purposes of determining the amount of dividends payable on the Company’s preferred shares, the Company is entitled to use the data from its consolidated financial statements prepared in accordance with any internationally recognized financial reporting standards, applicable to the Company in the relevant accounting period (the “International financial reporting standards applicable to the Company”), including the International Financial Reporting Standards (IFRS) adopted by the International Accounting Standards Board or accounting principles generally accepted in the United States (US GAAP).”
               7. Paragraph 13.17. shall be added to Article 13 of the Company’s Charter:
“13.17. The annual fixed dividend payable on one preferred share of the Company shall be equal to twenty percent of the Company’s net profit according to its annual consolidated financial statements prepared in accordance with the International financial reporting standard applicable by the Company and audited in accordance with the applicable auditing principles, divided by 138,756,915 (one hundred thirty eight million seven hundred fifty six thousand nine hundred fifteen), and shall be declared and be payable provided that the Company’s net profit calculated in accordance with paragraph 13.6 above is sufficient for this purposes. For the purposes of application of this paragraph, the amount of the Company’s net profit (determined in accordance with the International financial reporting standard applicable by the Company) shall be determined in rubles at the rate of exchange set by the Central Bank of the Russian Federation as of the date of the meeting of the Company’s Board of Directors at which a decision to recommend the amount of dividends on preferred shares was adopted. When the amount of dividend payable on one common share in any particular year exceeds the amount of dividend payable on one preferred share in the same year, the amount of dividend payable on one preferred share shall be increased to equal the amount of dividend declared on one common share. In case of a change of the nominal value of the

Company’s common shares, the amount of dividend payable on one common share shall be determined based on the nominal value of common shares prior to such change for the purposes of the preceding provision of this paragraph of this Charter. Where dividends on common shares are payable in kind, then, for the purposes of application of this paragraph, any assets allocated to pay dividends on common shares shall be subject to a monetary valuation determined by the Company’s Board of Directors in accordance with the valuation made by an independent appraiser carrying out its activities in accordance with the legislation of the Russian Federation. The Company may declare and pay dividends on preferred shares in excess of the amount set forth in this paragraph but not more than the amount recommended by the Company’s Board of Directors and provided that the Company’s net profit calculated in accordance with paragraph 13.6 above is sufficient for this purposes.”
               8. Paragraph 27.11. of the Company’s Charter shall be restated to read as follows:
“The property of the Company remaining after the settlement of accounts with creditors shall be distributed by the liquidation commission among shareholders in the following order of priority:
27.11.1.	firstly, payments shall be made for the shares that must be acquired by the Company in compliance with this Charter;

27.11.2.	secondly, payment of declared but unpaid dividends on preferred shares and the liquidation value thereof determined in accordance with this Charter;

27.11.3.	thirdly, the property of the Company shall be distributed among holders of common shares and holders of preferred shares less any amount paid earlier towards the liquidation value of preferred shares.”